Clip.Bike Inc

Financial Statements

December 31, 2021 and 2020

TABLE OF CONTENTS

Financial Statements

BURRUANO
& COMPANY, LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To Management
Clip.Bike Inc
Brooklyn, NY 11205

Management is responsible for the accompanying financial statements of Clip.Bike Inc, which comprise the balance sheets as of December 31, 2021 and 2020, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Burruano & Company LLP

Burruano & Company LLP

Armonk, New York
July 15, 2022

CLIP.BIKE INC
BALANCE SHEETS
AS OF DECEMBER 31,

	2021	2020
ASSETS		
Current assets		
Cash and cash equivalents	$ 378,883	$ 127,141
Inventory	337,801	-
Security deposit	5,600	-
Total current assets	722,284	127,141
Fixed assets, net	172,549	-
TOTAL ASSETS	$ 894,833	$ 127,141
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 195,215	$ 2,000
Deferred revenue	100,242	21,657
Stock deposit	-	75,000
Total current liabilities	295,457	98,657
Total Liabilities	295,457	98,657
Stockholders' Equity		
Series Seed-1 Preferred Stock, $0.0001 value, 1,300,309 authorized, 1,300,309 shares issued and outstanding	130	130
Series Seed Preferred Stock, $0.0001 value, 4,199,691 and 2,000,000 shares authorized, 4,111,429 and 405,590 shares issued and outstanding as of December 31, 2021 and 2020, respectively	411	41
Common stock, $0.0001 value, 17,000,000 and 14,800,309 shares authorized, 10,764,258 and 10,764,258 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,076	1,076
Additional-paid-in-capital	1,947,210	531,360
Accumulated deficit	(1,349,451)	(504,123)
Total Stockholders' Equity	599,376	28,484
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 894,833	$ 127,141

See accompanying notes and independent accountant's compilation report.

CLIP.BIKE INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2021	2020
OPERATING EXPENSES:		
Research and development expenses	$ 465,206	$ 245,744
Selling and administrative expenses	481,762	134,198
Total operating expenses	(946,968)	(379,942)
Other income - awards	101,640	4,000
NET LOSS	(845,328)	(375,942)
Beginning accumulated deficit	(504,123)	(128,181)
Ending accumulated deficit	$(1,349,451)	$ (504,123)

See accompanying notes and independent accountant's compilation report.

CLIP.BIKE INC
CHANGES IN STOCKHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 & 2020

	Series Seed Preferred Stock								Total
	Series Seed		Series Seed-1		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at January 1, 2020	**-**	**$ -**	**-**	**$ -**	**10,764,258**	**$ 1,076**	**$ 6,533**	**$ (128,181)**	**$ (120,572)**
Issuance of Series Seed Preferred Stock	405,590	41	1,300,309	130	-	-	524,827	-	524,998
Net loss	-	-	-	-	-	-	-	(375,942)	(375,942)
Balance at January 1, 2021	**405,590**	**41**	**1,300,309**	**130**	**10,764,258**	**1,076**	**531,360**	**(504,123)**	**28,484**
Issuance of Series Seed Preferred Stock	3,705,839	370	-	-	-	-	1,415,850	-	1,416,220
Net loss	-	-	-	-	-	-	-	(845,328)	(845,328)
Balance at December 31, 2021	**4,111,429**	**$ 411**	**1,300,309**	**$ 130**	**10,764,258**	**$ 1,076**	**$ 1,947,210**	**$ (1,349,451)**	**$ 599,376**

See accompanying notes and independent accountant's compilation report.

CLIP.BIKE INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2021	2020
Cash flows of operating activities		
Net Income (loss)	$ (845,328)	$ (375,942)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	6,390	-
(Increase) decrease in assets:		
Inventory	(337,801)	-
Security deposit	(5,600)	-
Increase (decrease) in liabilities:		
Accounts payable	193,215	2,000
Deferred revenue	78,585	7,201
Stock Deposit	(75,000)	(75,000)
Total adjustments	(140,211)	(65,799)
Net cash used in operating activities	(985,539)	(441,741)
Cash flow from financing activities:		
Proceeds from issuance of preferred stock	1,416,220	524,998
Net cash provided by financing activities	1,416,220	524,998
Cash flow from investing activities:		
Purchases of fixed assets	(178,939)	-
Net cash used by investing activities	(178,939)	-
Net increase (decrease) in cash and cash equivalents	251,742	83,257
Cash and cash equivalents, beginning of year	127,141	43,884
Cash and cash equivalents, end of year	$ 378,883	$ 127,141

See accompanying notes and independent accountant's compilation report.

NOTE 1 – NATURE OF OPERATIONS

Clip.Bike Inc (the "Company") was incorporated in Delaware on June 26, 2018 to design, develop, manufacture, market and distribute portable consumer devices to upgrade bikes to pedal-assist e-bikes.

The Company is in the early commercialization stage and is subject to a number of risks common to companies at its stage of development and in its industry including, but not limited to, technological innovation, dependence on key personnel, protection of proprietary technology, compliance with government regulations, gaining market acceptance of its products, product liability and most importantly, the need to obtain financing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of income and expenses during the reporting periods and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company holds its cash in business checking and money market cash deposit accounts at one financial institution. As of December 31, 2021, the company has bank balance in excess of FDIC limit of $128,883.

GOING CONCERN AND UNCERTAINTY

The Company has experienced recurring net losses and negative operating cash flows since inception, which may continue. It has financed its operations since inception primarily through the issuance of equity securities. Since inception, the Company has raised approximately $1.9 million through the issuance of equity securities. As of December 31, 2021, the Company has approximately $426,000 of working capital. The Company expects to finance the operations from its working capital and if necessary, raise additional cash through issuance of equity securities and debt and reduce certain discretionary expenses. There can be no assurance that the Company will be successful in executing its plans on a timely basis and/or on terms acceptable to the Company.

REVENUE RECOGNITION

On January 1, 2020, the Company adopted the accounting pronouncement issued by the Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2014-09

("ASU"), Revenue from Contracts with Customers (Topic 606) to clarify existing guidance on revenue recognition. This guidance includes the required steps to achieve the core principle that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company adopted this pronouncement on a modified retrospective method and such adoption did not have a material impact on our financial position and/or results of operations. Under this guidance the Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when the Company satisfies a performance obligation.

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement the product has shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured.

Deferred revenue is a contract liability comprised of payments in advance of the shipment of products. 150 units of the finished goods were shipped to customers in January 2022, and $60,000 of the deferred revenue as of 12/31/2021 was recognized as revenue in 2022.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORY

Inventory consists of finished goods held for distribution, work-in-progress, and raw materials. Inventory is stated at the lower of cost and net realizable value using the weighted average cost method and is evaluated at least annually for impairment.

FIXED ASSETS, NET

Fixed Assets are recorded at cost, net of accumulated depreciation of $6,390 as of December 31, 2021 and depreciated over their estimated useful lives using the straight-line method. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss are recognized. Purchases of property and equipment under $2,500 are generally expensed. Repairs and maintenance costs are expensed as incurred.

ADVERTISING AND MARKETING EXPENSE

Advertising and marketing expense, which is included in selling and administrative expenses, was $49,812 and $3,599, for the years ended December 31, 2021 and 2020, respectively.

RESEARCH AND DEVELOPMENT

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expenses include compensation, employee benefits, other internal and external costs associated with the development and research related to new and existing products or concepts.

NOTE 3 – INVENTORY

Inventory consists of the following:

	2021	2020
Work-in-process	295,801	-
Finished goods	42,000	-
Total inventory	$ 337,801	$ -

NOTE 4 – FIXED ASSETS, NET

Fixed Assets	2021	2020
Machinery & equipment	178,939	-
Accumulated depreciation	6,390	-
Fixed Assets, net	$ 172,549	$ -

Depreciation expense for the years ended December 31, 2021 and 2020 was $6,390 and $0, respectively.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

Each share of common stock is entitled to one vote. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company.

Convertible Preferred Stock

Voting: The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters presented to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of whole shares of common stock into which each preferred share is convertible at the time of such vote.

Liquidity Preference: In the event of any liquidation, dissolution, change of control, or winding-up of the Company, the holders of the preferred stock shall be entitled to be paid out the assets of the Company available for distribution before any payment is made to holders of common stock. Amounts paid to the holders of Preferred Stock are based on the greater of the applicable original issuance price plus any unpaid, declared dividends or per share amounts as would have been payable had all shares been converted into common stock immediately prior to a liquidation event.

Optional Conversion: Each share of Preferred Stock shall be convertible at the option of the holder into such number of shares of common stock as determined by dividing the applicable original issuance price by the applicable conversion price.

NOTE 6 – LEASE

The Company leases certain office space from a third party. The lease is a Month-to-Month lease. It has been classified as an operating lease. The total lease cost associated with this lease for the year ended December 31, 2021 and 2020 was $31,040 and $12,559.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure in the consolidated financial statements through July 15, 2022, which is the date the financial statements were available to be issued.